

August 31, 2012

<u>Via E-mail</u>
Fredrick W. Barrett
Chief Executive Officer
Bill Barrett Corporation
1099 18th Street
Suite 2300
Denver, CO 80202

      Re: Bill Barrett Corporation
              Form 10-K for Fiscal Year ended December 31, 2011
              Filed February 23, 2012
              File No. 001-32367

Dear Mr. Barrett:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Items 1 and 2. Business and Properties</u>

1.   We note your statement on page 6 that you "have the option annually to elect to process liquids with Enterprise Products Partners L.P. and receive the value of NGLs for a portion of [y]our production." Please explain to us how you "receive the value of NGLs for a portion of [y]our production."

In that regard, we also note your statement on in the first paragraph on page 4 that references the sale of NGLs. However, you do not report NGL reserves on page 12 nor do you report the production of NGLs on page 17. Please explain that to us.

Oil and Gas Data, page 11

Proved Reserves, pages 11-16

2.   We note your statement that "[p]roved undeveloped reserves are included when they are scheduled to be drilled within five years." To expound on this statement and in furtherance of the intent of Item 1203 of Regulation S-K, please confirm that no material amounts of proved undeveloped reserves in individual fields remain undeveloped for five years or more after disclosure as proved undeveloped reserves or explain otherwise. Also, for ease of readability, please supplement your disclosure of the rollforward of your proved undeveloped reserves with a tabular presentation.

Production and Price History, page 17

3.   Based upon the information contained the table on page 17 and in footnote (2) to that table, your 2011 average historical natural gas sales price, before hedging adjustment, is $5.71/MCFG or 145% of $3.93/MMBTU which is the average of the 2011 12 first-day-of-the-month Colorado Interstate Gas benchmark prices. In addition, your third party reserve report presents your company average adjusted gas price projection as $5.16/MCFG or 131% of the aforementioned CIG price, $3.93/MMBTU. Please illustrate and explain the procedures you used to calculate the $5.71 and $5.16 prices and tell us your company wide BTU factor.

Item 1A. Risk Factors

Risks Related to the Oil and Natural Gas Industry and Our Business, page 33

Drilling for and producing oil and natural gas are risky activities . . ., page 36

4.   We note your reference to hydraulic fracturing and actual or potential regulation. We also note that the process is used for almost all of your wells. Given that fracking is a material part of your current operations, please revise this risk factor section to disclose all material risks related to hydraulic fracturing operations, including financial and operational risks, or advise why such disclosure is not appropriate.

Items 7. MD&A of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 66

Commodity Hedging Activities, pages 69-70

5.   For ease of readability and for comparability purposes, here and wherever else applicable, please present NGL volumes in barrels or tell us why such presentation is not preferable.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director